Exhibit 99.151

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 1100 Royal Centre 1055 West Georgia Street, P.O. Box 11101 Vancouver, BC V6E 3P3

Consent of Independent Auditors

We hereby consent to the use in this Registration Statement of enCore Energy Corp. on Form 40-F of our report dated March 25, 2021, relating to the consolidated financial statements of Azarga Uranium Corp., which is incorporated by reference in that Form 40-F.

/s/ BDO Canada LLP

BDO Canada LLP

Chartered Professional Accountants

Vancouver, Canada

August 30, 2022